UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 18 February 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALING IN SECURITIES BY A DIRECTOR: SHARE GRANT
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:
The shares were awarded to the director on 17 February 2016 in line with the provisions of the Harmony 2006 Share Plan.
1. Name of director:

P Steenkamp (Chief
Executive Officer)
Nature of transaction:
Off market award of
performance shares
Periods of vesting:
Performance shares vest
after three years based on
certain performance
criteria being met.
Date:

17 February 2016
Class of securities:

Ordinary shares
Number of performance shares
awarded:

512 000
Nature and extent of
director’s interest:

Direct beneficial
Prior clearance was obtained in respect of the above dealings by the directors.
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)
Johannesburg, South Africa
18 February 2016
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 18, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name:
Title: Financial Director